Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated July 28, 2006 in the Registration Statement (Form S-11 No. 333-            ) and related Prospectus of Institutional REIT, Inc. for the registration of 340,000,000 shares of its common stock.

Ernst & Young LLP

Atlanta, Georgia

The foregoing consent is in the form that we anticipate will be signed upon the adoption of the advisory agreement and the dealer-manager agreement described in Note 3 to the consolidated balance sheet and the adoption of the independent director stock option plan, the stock option plan, the dividend reinvestment plan and the share redemption program described in Note 4 to the consolidated balance sheet.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 28, 2006